SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX jcoppoletta@sidley.com (312) 853-0639	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

June 12, 2008

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 F Street, N.W.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Allscripts Healthcare Solutions, Inc.

Ladies and Gentlemen:

On behalf of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary Proxy Statement on Schedule 14A, together with accompanying appendices and a form of proxy (the “Proxy Statement”). The Proxy Statement relates to the Company’s annual meeting of stockholders, at which the Company’s stockholders will be asked to approve, among other items: (1) the issuance of shares of Allscripts common stock to Misys plc (“Misys”) or one of its subsidiaries in connection with both the merger of a subsidiary of the Company with and into a subsidiary of Misys, whereby such former Misys subsidiary will become a subsidiary of the Company, and Misys’ purchase of additional shares of the Company’s common stock for cash and (2) amendments and restatements of the Company’s certificate of incorporation and by-laws in connection with the Misys transaction, each as described in the Proxy Statement. For your convenience, we are sending you, by overnight courier, five courtesy copies of the Proxy Statement.

A copy of this letter, together with the Proxy Statement, is being delivered to The Nasdaq Stock Market.

Pursuant to Section 14(g) of the Exchange Act, the sum of $45,952.36 in payment of the required filing fee with respect to the Proxy Statement has been transferred by wire transfer to the lockbox maintained by the Securities and Exchange Commission at Mellon Bank in Pittsburgh, Pennsylvania.

The Company hopes to hold the annual meeting of its stockholders as soon as possible. Accordingly, the Company hereby provides notice pursuant to Rule 14a-6(d) under the Exchange Act that it intends to release the Proxy Statement in definitive form to its stockholders on or about June 23, 2008, and we would appreciate any assistance the Staff may be able to provide to facilitate such release prior to that date.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

June 12, 2008

Please direct any questions or comments relating to the Proxy Statement to Gary D. Gerstman at (312) 853-2060 or Frederick C. Lowinger at (312) 853-7238.

Very truly yours,

/s/ Jay C. Coppoletta